EURASIAN MINERALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2016

GENERAL

This Management’s Discussion and Analysis (“MD&A”) for Eurasian Minerals Inc. (the “Company”, “EMX” or “Eurasian”) has been prepared based on information known to management as of May 12, 2016.

This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the condensed consolidated interim financial statements of the Company for the three months ended March 31, 2016 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

FORWARD-LOOKING INFORMATION

This MD&A may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. More information about the Company including its recent financial reports is available on SEDAR at www.sedar.com. The Company’s Annual Report on Form 20-F, including the recent financial reports, is available on SEC’s EDGAR website at www.sec.gov and on the Company’s website at www.EurasianMinerals.com.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

The MD&A may use the terms “Inferred” and “Indicated” resources. Eurasian advises investors that although these terms are recognized and required by Canadian regulations under National Instrument 43-101 (“NI 43-101”), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that “inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not be converted to a mineral reserve or form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable. Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

COMPANY OVERVIEW

Eurasian is a Tier 1 company that trades on the TSX Venture and the NYSE MKT exchanges. It is principally in the business of exploring for, and generating royalties from, metals and minerals properties. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. The Company started receiving royalty income as of August 17, 2012 when it acquired Bullion Monarch Mining, Inc. (“Bullion” or “BULM”). This royalty cash flow helps to provide a foundation for supporting the Company’s growth over the long term.

Eurasian operates as a royalty and prospect generator. Under the royalty and prospect generation business model, EMX acquires and advances early-stage mineral exploration projects and then forms partnerships with other parties for a retained royalty interest, as well as annual advance royalty and other cash or share payments. Through its various agreements, Eurasian also provides technical and commercial assistance to partner companies as the projects are advanced. By optioning interests in its projects to third parties for a royalty interest, Eurasian a) reduces its exposure to the costs and risks associated with mineral exploration and project development, while b) maintaining the opportunity to participate in early-stage exploration upside, and c) developing a pipeline for potential production royalty payments and associated "brownfields" discoveries in the future. This approach helps preserve the Company’s treasury, which can be utilized for project acquisitions and other business objectives.

Strategic investments are an important complement to the Company’s royalty and prospect generation initiatives. These investments are made in under-valued exploration companies identified by Eurasian. EMX helps to develop the value of these assets, with exit strategies that can include royalty positions or equity sales.

HIGHLIGHTS FOR Q1

•

The Company received approximately US$285,000 in gross revenue from the Leeville royalty property (“Leeville") that covers portions of Newmont Mining Corporation's underground mining operations on the Northern Carlin Trend in Nevada.

•	For the three months ended March 31, 2016, the Company recorded a loss from operations of $2,000,179. Gross exploration expenditures totaled $1,290,687 of which $193,232 was recovered from partners.
•

Eurasian augmented the Nevada gold royalty portfolio with the purchase of the Maggie Creek 2% NSR royalty on the Carlin Trend and the Afgan 1% NSR royalty on the Battle Mountain-Eureka Trend by issuing 250,000 EMX common shares to Golden Predator US Holding Corp. (see EMX news release dated February 23, 2016).

•

EMX sold its 100% controlled Grand Bois gold-copper project to a private Nevada corporation for a 0.5% NSR royalty interest. This transaction, combined with the sale of the Company's designated project interests to Newmont in Q4 2015, has resulted in up-front cash payments and the conversion of EMX's entire portfolio in Haiti to retained NSR royalty interests.

•

The Company has a 0.5% NSR royalty that covers Reservoir Minerals Inc’s ("Reservoir") share of minerals and metals mined from the Cukaru Peki copper-gold discovery in Serbia. Reservoir announced an updated resource estimate and positive PEA results for the Cukaru Peki project (see Reservoir news release dated April 19, 2016).

OUTLOOK

Eurasian Minerals has been generating exploration projects for over twelve years, and is focused on entering into agreements to convert those assets into royalty interests and pre-production cash payments, as well as directly acquiring new royalty properties. Over time, EMX has built a portfolio of precious metal, base metal, polymetallic, and geothermal property and royalty interests that spans five continents and covers approximately 1.5 million acres. These assets provide revenue streams from royalty, advance royalty and success-based bonus payments, while maintaining continual exposure to exploration upside as projects are advanced. Eurasian supplements mineral property revenue streams and value creation by making strategic investments in other companies or projects that could potentially provide shareholders with additional upside.

As 2016 progresses, Eurasian continues to take steps to increase revenue and streamline operations in order to deploy additional capital towards identifying new acquisition opportunities. The Leeville royalty stream is complemented by other sources of revenue, including advance royalty payments as well as cash payments from existing agreements. A key goal for Eurasian in 2016 is to monetize one or more of its assets for a cash payment and a retained royalty interest to provide additional working capital. As well, the Company is working with our partners to optimize the use of exploration capital to advance the portfolio. As many of EMX’s projects are being advanced as royalty properties or partnerships, the Company is increasing its low cost generative exploration activities to identify new opportunities.

Eurasian is building an income stream to offset its exploration expenditures. The ultimate goal is to sustain the Company's exploration and acquisition activities with royalty cash flows while continuing to develop a growing pipeline of quality royalty properties that provide additional exploration and production upside.

ROYALTY OVERVIEW

A key EMX asset is the Leeville royalty property that covers portions of Newmont’s Northern Carlin Trend underground gold mining operations. The Leeville 1% gross smelter return royalty paid approximately US$285,000 in gross revenue during the three months ending March 31, 2016. These payments were principally sourced from Newmont’s Leeville mine, but also included contributions from other operations. Newmont's Turf No. 3 Vent Shaft Project was commissioned in November 2015, and as stated by Newmont the project will provide the ventilation required to "increase production", "unlock" additional resources, and impact "greater Leeville", which includes portions of EMX's royalty position (see Newmont's 10-K and 10-Q filings for 2014-2015). Further, Newmont has delineated a trend of sediment-hosted gold mineralization that extends southeast from the Leeville underground mining complex and across EMX's Leeville royalty property that includes portions of the Rita K and Full House exploration projects. These Newmont development and exploration successes underscore the Leeville royalty property's upside. Additional Carlin Trend exploration potential is provided by EMX’s Maggie Creek 2% NSR royalty, acquired in Q1, and the Maggie Creek South 3% NSR royalty, that in combination cover 4.8 square miles of prospective ground located about a mile to the south-southeast and north-northeast of Newmont’s Gold Quarry open pit mining operation.

In addition to EMX's Carlin Trend royalty properties, the Company has royalty property interests elsewhere in the western U.S., as well as in Turkey, Serbia, Haiti, Sweden, Australia, Slovakia, and Peru. A second Nevada gold royalty acquired in Q1 is the Afgan 1% NSR on a property hosting a historic resource in the prolific Battle Mountain-Eureka Trend. In Turkey, the Balya lead-zinc-silver royalty property, which resulted from early EMX prospect generation success, continued to undergo small scale underground development during the quarter. EMX’s portfolio in Serbia represents a combination of organically generated royalties complemented by a key royalty purchase that covers Reservoir Minerals Inc.'s Cukaru Peki copper-gold discovery. In Haiti, all of EMX’s interests have now been converted to NSR royalty interests.

Furthermore, all of EMX's partnered exploration properties include a royalty option. Many of these partnered properties provide Advance Minimum Royalty ("AMR") or Advance Annual Royalty ("AAR") payments that generate an early revenue stream to EMX's benefit during earn-in and pre-production. Further details on Eurasian’s property portfolio are included in the following sections.

NORTH AMERICA

Eurasian’s portfolio in North America is comprised of 32 properties and includes porphyry copper-molybdenum, porphyry copper-gold, Carlin-type gold, and gold-silver vein projects in Arizona, Nevada, Utah, Wyoming, and Oregon. The portfolio is advanced through Eurasian’s wholly-owned subsidiary Bronco Creek Exploration (“BCE”), with twelve of the properties under partnership with third parties. Six of the partnered properties are EMX royalty properties, including the Northern Carlin Trend's Leeville royalty (see Leeville under Royalty Overview section). Twenty projects are available for partnership.

The Company’s Q1 work focused on new royalty acquisitions, advancing partner funded projects, business development, generative exploration, and consolidating land positions around existing projects.

•

The Company purchased NSR royalty interests on the Maggie Creek (2% NSR royalty on precious metals and 1% NSR royalty on all other minerals) and Afgan (1% NSR royalty) gold properties from Golden Predator US Holding Corp. (“Golden Predator”) (see EMX news release dated February 23, 2016). Eurasian acquired the royalties by issuing 250,000 EMX common shares to Golden Predator as consideration for the purchase. The Maggie Creek property, located north-northeast of Newmont's Gold Quarry open pit operations on the Carlin Trend, occurs along the projection of the Gold Quarry fault zone, which is an important mineralizing control in the district. The Afgan property, located on the Battle Mountain-Eureka Trend, hosts a semi- continuous, 1,050 by 450 meter (~3,500 by 1,500 feet), north-northwest oriented zone of oxide gold mineralization delineated by historic drilling and hosting a historic resource. The addition of the Maggie Creek and Afgan royalty assets further strengthens EMX's growing Nevada gold royalty portfolio.

•

EMX has an Exploration and Option to Purchase Agreement with Kennecott Exploration Company ('Kennecott"), part of the Rio Tinto Group, for the Superior West copper-molybdenum project near Superior, Arizona (see EMX news release dated May 4, 2015). Kennecott may earn a 100% interest in the project by completing US$5.5 million in exploration expenditures and making cash payments totaling US$1,149,187, after which EMX will retain a 2% NSR in addition to annual AMR and certain project milestone payments. The project covers several porphyry copper targets, as well as the interpreted western extension of the historic Magma Vein. During Q1, EMX compiled and reviewed the results from partner funded geologic mapping, geochemical sampling, and geophysical survey programs completed in Q4 of 2015. The resulting interpretations substantiated EMX's original exploration concepts, and refined the definition of priority targets. Work continued on permitting for a follow-up drill program.

•

EMX's second Exploration and Option to Purchase Agreement with Kennecott was for the Aguila de Cobre copper project in Arizona (see EMX news release dated August 4, 2015). During Q1, Kennecott completed IP and ground magnetics geophysical surveys over the property. Subsequent to Q1, EMX received notice that Kennecott will terminate its option on the property and return it, plus the additional mining claims acquired last year. The expanded Aguila de Cobre project is now available for partnership.

•

The Red Top property is an Arizona porphyry copper-molybdenum project covered by an Option Purchase Agreement with Desert Star Resources Ltd. (“Desert Star”), whereby Desert Star can acquire a 100% interest in the project for cash, shares, and work commitments, after which EMX will retain a 2.5% NSR royalty (see EMX news release dated September 4, 2013). EMX continued to assist Desert Star with permitting in preparation for a reconnaissance drill program anticipated for later in 2016.

•

Copper King, a second Arizona copper project that had been optioned to Desert Star, returned to 100% Eurasian control after Desert Star elected to terminate its option for the property late in Q1. Earlier in Q1, Desert Star completed 760.17 meters of drilling in two holes spaced 450 meters apart. The original plan called for two to three holes, each drilled to a depth of ~800 meters. Neither of the holes were drilled to their target depths, and after review of the alteration zoing in the drill core, EMX believes the original target concept remains valid and untested. The holes were reclaimed in a manner that will permit future re-entry to test the porphyry targets previously identified by EMX. The property is currently available for partnership and the Company has been in discussions with several interested groups.

•

EMX's generative programs focused on gold opportunities in the Great Basin and porphyry copper targets in Arizona. Durning Q1, several new targets were identified in Arizona and new land positions staked in Nevada.

•	Eurasian continued in discussions with potential partners interested in available copper and gold properties in the exploration project portfolio.

EMX is encouraged by the funding committed to advance the partnered projects, third party interest in the available copper and gold properties, and new opportunities being identified by the generative exploration initiatives.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on North America.

TURKEY

Eurasian holds mineral property interests in Turkey’s Western Anatolia and Eastern Pontides mineral belts. These properties include bulk tonnage gold, gold-silver vein, polymetallic carbonate replacement, and porphyry gold-copper targets. Five of the seven EMX projects in Turkey are being advanced by partner companies, with two royalty properties (Balya and Aktutan) and three properties optioned for a retained royalty interest (Alankoy, Golcuk and Trab-23). The remaining two properties, the Akarca epithermal gold-silver project and Sisorta epithermal gold project, are 100% controlled by Eurasian and available for sale or partnership. EMX has retained Dama Muhendislik Proje ve Maden San.Tic. A.S (“Dama”), an internationally recognized engineering company based in Ankara, to manage Eurasian's mineral licenses, exploration programs, and administrative functions in Turkey.

Akarca Property

The Akarca property is a Eurasian discovery in Turkey’s Western Anatolia region. The project currently has six drill defined zones of low sulfidation epithermal gold-silver mineralization and multiple additional target areas on the property. Exploration completed to date includes 245 core and reverse circulation holes totaling approximately 26,400 meters of drilling and property-wide geologic mapping, geochemical sampling, and geophysical surveys conducted primarily through partner-funded programs and totaling about $13 million in expenditures. EMX reviewed the project's exploration and technical databases in Q1 to understand the controls to high-grade gold-silver mineralization, and identified priority targets at the Fula Tepe and Sarikaya Tepe prospects for follow-up. Akarca is available for sale or partnership, and EMX is currently engaged in discussions with several interested parties.

Sisorta Property

The Sisorta project, located in the Eastern Pontides mineral belt, is a near-surface, volcanic-hosted, high sulfidation epithermal gold deposit. Exploration programs at Sisorta, principally funded by partners, include diamond drilling totaling 123 holes for over 16,000 meters, geologic and alteration mapping, geochemical sampling, and geophysical surveys. This work has outlined a 1000 by 600 meter zone of shallow oxide mineralization with underlying copper porphyry potential. EMX conducted discussions during Q1 with a number of Turkish mining companies interested in pursuing partnership opportunities for the project.

Balya Royalty Property

The Balya royalty property is located in the historic Balya mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty that it retained from the sale of the property to private Turkish mining company Dedeman Madencilik San ve Tic. A.S. ("Dedeman") in 2006 (see EMX news release dated November 14, 2006). Dedeman continued with their underground development work at the Hastanetepe deposit during Q1. Hastanetepe is a moderately dipping, 750 by 450 meter zone that extends from depths of 10-20 meters to 200-300 meters as multiple stacked horizons of lead-zinc-silver mineralization primarily developed along contacts between limestone and dacitic intrusions. Dedeman advised that run-of-mine material was undergoing test processing at their Kayseri mill during Q1; initial results are expected in Q2.

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Turkey.

AUSTRALIA AND NEW ZEALAND

The Company's programs in Australia and New Zealand continued to operate at a reduced expenditure rate. The Koonenberry gold project in New South Wales, Australia is being advanced by partner companies under royalty agreements with EMX. In New Zealand, the Neavesville gold-silver project is being advanced under a partnership agreement. Q1 activities for these two projects principally consisted of fulfilling statutory reporting and filing requirements to keep the licenses in good standing. Also in Q1, a new exploration license was granted for the Ohakuri gold property located in New Zealand.

Ohakuri Property

The Ohakuri property, located in the Taupo Volcanic Zone of New Zealand's North Island, is covered by a five year exploration license that was granted in January, 2016. The project covers an area of historic drilling (~10,000 m) that intercepted broad zones of epithermal-style gold (silver) mineralization hosted in ignimbrites and associated with quartz adularia alteration systems and weakly developed vein arrays concealed beneath a thin veneer of volcanic cover rocks. EMX believes that only a small portion of the prospective area has been tested, with several undrilled geophysical and geochemical anomalies providing ample potential for additional discoveries.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Australia and New Zealand.

EUROPE

Scandinavia is a favorable jurisdiction for mineral exploration and development, and Eurasian has assembled a portfolio of 100% controlled projects in Sweden and Norway that are available for partnership. In addition to the exploration properties in Scandinavia, EMX also has a royalty interest in northern Sweden's Viscaria project, as well as royalty interests in Serbia that include Reservoir's Cukaru Peki copper-gold project.

Sweden

EMX's program in Sweden is focused on the Gumsberg and Adak VMS projects. Adak is located in the Skellefteå mining district, and has a record of historic production from four mining areas that exploited stratiform to stratabound chalcopyrite-rich VMS mineralization. The Gumsberg polymetallic (lead-zinc-silver-copper-gold) VMS property occurs in the historic Bergslagen District of southern Sweden. EMX commenced preparations during the quarter at Gumsberg for a Q2 geophysics and reconnaissance diamond drilling program designed to further define exploration targets on the property and to test extensions of known bodies of mineralization along strike and down dip.

EMX holds an effective 0.5% NSR royalty interest in Avalon Minerals Ltd.'s ("Avalon") Viscaria iron-copper property located in the Kiruna mining district of northern Sweden. Upon receipt of US$12 million in royalty revenues, the royalty rate increases to a 1.0% NSR. Avalon's Environment and Social Impact Assessment (ESIA) activities continued as required for project development as outlined in their Q4 2015 copper-only "scoping study" (see Avalon news releases dated December 18, 2015).

Norway

EMX's program in Norway is focused on the Burfjord and Tynset properties. Burfjord contains IOCG-type targets in northern Norway, and Tynset contains a greater than 30 kilometer trend of VMS-style mineralization near the historic Røros mining district in southern Norway. EMX continued to assess additional project areas in Norway for acquisition during Q1.

Royalty Properties in Serbia

EMX's royalty portfolio in Serbia initially resulted from prospect generation and organic royalty growth via the 2006 sale of its properties, including Brestovac West and Deli Jovan, to Reservoir Capital Corp. for uncapped NSR royalties of 2% for gold and silver and 1% for all other metals (see EMX news release dated October 30, 2006). Reservoir Capital Corp. later transferred those interests to Reservoir Minerals Inc. (“Reservoir”). Subsequently, Eurasian acquired uncapped 0.5% NSR royalties covering Reservoir's share of minerals and metals mined from the Brestovac and Jasikovo-Durlan Potok properties (see EMX news release dated February 4, 2014), which along with Brestovac West, have been included in the Timok Project. EMX notes that a) the original Brestovac and Brestovac permits are now covered by the Brestovac Metonivca and Brestovac Zapad permits, and b) portions of a reconfigured Jasikovo-Durlan Potok permit (i.e., expanded in some areas and reduced in other areas) are not covered by the EMX royalty. Brestovac (Brestovac Metonivca) hosts epithermal and porphyry copper-gold mineralization at the Cukaru Peki project. EMX was advised in Q1 that Reservoir dropped Deli Jovan, and elected to not acquire the property under the Company's reversionary rights.

As an event subsequent to Q1, Reservoir announced an updated resource estimate and positive PEA results for Cukaru Peki (see Reservoir news release dated April 19, 2016). As reported by Reservoir, the updated resource estimate for the "Upper Zone" high grade massive sulphide and semi-massive sulphide mineralization at a 0.75% copper cut-off includes indicated resources of 1.7 million tonnes averaging 13.5 % copper and 10.4 g/t gold, and inferred resources of 35.0 million tonnes averaging 2.9% copper and 1.7 g/t gold. The PEA base case considered a Phase 1 starter mine commencing in 2019, with access via a twin decline to higher grade direct shipping ore ("DSO") material, followed in 2022 by Phase 2 mining of the main Upper Zone mineralization down to the 800 meter level until 2030. An extended mining phase was also considered consisting primarily of deeper portions of the deposit, with production continuing to 2037. SRK Consulting (UK) Limited's Mr. Martin Pittuck, a Qualified Person under NI 43-101 Standards of Disclosure for Mineral Projects, approved and verified the technical disclosure in Reservoir's 4/19/2016 news release.

As another subsequent event to Q1, Reservoir announced a definitive agreement with Nevsun Resources Ltd. ("Nevsun") to combine their respective companies (see Reservoir news release dated April 24, 2016). Completion of the arrangement was conditional on the exercise by Reservoir of its right of first offer ("ROFO") in respect of the original Timok Joint Venture agreement with Freeport. Reservoir and Nevsun reported that the ROFO has been successfully exercised (see Reservoir news release dated May 2, 2016). According to Reservoir, the arrangement is subject to certain other customary closing conditions, and is expected to close in late Q2 2016.

EMX's Timok Project royalty properties add strategic upside potential for Eurasian in one of the richest copper-gold mineral belts in Europe.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Europe.

HAITI

EMX sold its 100% controlled Grand Bois gold-copper project to a privately held Nevada corporation in Q1. EMX retained a 0.5% NSR royalty interest in the property and the right to acquire any properties proposed to be abandoned or surrendered from the Grand Bois project in the future. Previously, in Q4 2015, EMX sold its Haiti designated project joint venture interests to Newmont (see EMX news release dated November 2, 2015). As a result of these two transactions, all of EMX's interests in Haiti have now been converted into NSR royalties.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Haiti.

STRATEGIC INVESTMENTS

IG Copper LLC

EMX has a strategic investment in IG Copper LLC (“IGC”), a privately held company that is in a joint venture with Freeport on the Malmyzh copper-gold porphyry project in Far East Russia. IGC has a 51% ownership interest in the Malmyzh project, with Freeport retaining a 49% interest (the "Joint Venture"). IGC is operating and managing the project. The Salasinskaya and Shelekhovo projects, 150 kilometers northeast of Malmyzh, are 100% controlled by IGC and not subject to the Joint Venture with Freeport. Eurasian was an early investor in IGC, and is its largest shareholder, with approximately 42% of the issued and outstanding shares (36% equity position on a fully-diluted basis) from investments totaling US$7.8 million.

Malmyzh's open pit constrained inferred resources at a 0.30% copper equivalent cut-off are 1,661 million tonnes at average grades of 0.34% copper and 0.17 g/t gold, or 0.42% copper equivalent, containing 5.65 million tonnes (12.45 billion pounds) copper and 9.11 million ounces gold, or 7.06 million tonnes (15.56 billion pounds) copper equivalent*. Phil Newall, PhD, BSc, CEng, FIMMM, was the qualified person for the Malmyzh resource estimate. See EMX's May 26, 2015 news release and SEDAR filed technical report titled "NI 43-101 Technical Report on the Initial Mineral Resource Estimate for the Malmyzh Copper-Gold Project, Khabarovsk Krai, Russian Federation" with an effective date of May 1, 2015 and dated July 10, 2015 for more information on the exploration results, copper equivalent calculation, QA/QC procedures, and methodology used to estimate the Malmyzh inferred resources.

During Q1, IGC advised that steady progress continues to be made towards receiving approval to advance the Malmyzh project by the Government Commission on Monitoring Foreign Investment. This review process is required for “strategically significant” deposits according to Russian law (i.e., the Law on Foreign Investments in Strategic Industries, also termed the Strategic Industries Law or "SIL"). The SIL approval process commenced after the Joint Venture, through its Russian subsidiary Amur Minerals LLC, received certified “on balance C1+C2 reserves” from the GKZ (State Reserves Committee) that exceeded thresholds for both copper and gold defining Malmyzh as a strategically significant mineral deposit (see EMX news release dated May 26, 2015). EMX emphasizes that the Malmyzh “C1+C2 reserves” were estimated according to the rules and regulations of the Russian Federation, and are not the same as reserves under NI 43-101.

* Copper equivalent calculated as CuEq% = Cu% + (Au g/t * 0.5), based on assumed prices of $3.25/lb Cu and $1400/oz Au, with recoveries of 90% for Cu and 70% for Au.

Revelo Resources Corp.

EMX has a strategic investment in Revelo Resources Corp. (TSX-V: RVL, “Revelo”), a company focused on the acquisition and exploration of mineral properties in the prolific metallogenic belts of northern Chile. Revelo controls approximately 350,000 hectares of 100% owned exploration tenements comprised of exploration projects prospective for copper, gold and silver, including the Montezuma project under JV agreement with a subsidiary of Newmont Mining Corp. Revelo also retains a 2% NSR royalty interest in the Victoria Project, an important copper-gold-silver exploration project in northern Chile being advanced by Hochschild Mining Holdings Ltd.

In a February 8, 2016 news release Revelo announced the signing of an Option and Sale Agreement with Austral Gold Limited (“Austral”), whereby Austral will have the sole and exclusive option to acquire a 100% interest in Revelo’s 12,500 hectare San Guillermo project in Northern Chile for cash payments and work commitments over a three year period. Revelo will retain a 0.5% NSR royalty on all metals produced from the project upon Austral's 100% earn-in.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Strategic Investments.

RESULTS OF OPERATIONS

Three months ended March 31, 2016

The net loss for the three months ended March 31, 2016 (“Q1 2016”) was $2,778,485 compared to $2,660,015 for the prior year’s comparative quarter (“Q1 2015”). The loss for Q1 2016 was made up of $1,097,455 (Q1 2015 - $1,314,289) in net exploration expenditures and $869,637 (Q1-2015 - $950,108) in general and administrative expenses offset by other losses totaling $921,501 (Q1 2015 - $681,330) and a loss of $33,087 (Q1 2015 – gain of $2,222) in net royalty income. Some items to note are:

Revenues

For the three months ended March 31, 2016, royalty income was earned for 245 (Q1 2015 – 239) ounces of gold totaling $390,738 (Q1 2015 - $362,991) offset by gold tax and depletion of $423,825 (Q1 2015 - $360,769) for net royalty loss of $33,087 (Q1 2015 – income $2,222). The increase in gross royalty income was mainly due to foreign exchange gains on the conversion of USD revenues to CAD. In Q1 2016 the average realized gold price was US$1,177 per ounce compared to US$1,219 for Q1 2015.

Exploration Expenditures

Exploration expenditures (gross) decreased by $434,726 in Q1 2016 and recoveries decreased by $217,892 in Q1 2016 for a net decrease in exploration expenditures of $216,834. Some of the differences between Q1 2016 and Q1 2015 are as follows:

  In Scandinavia, net expenditures decreased by $161,756 compared to the prior period primarily due to decreased staffing levels. Expenditures in 2016 are directed toward sustaining costs for its offices and personnel, as well as conducting reconnaissance exploration across the region and hosting potential partners for site visits to various projects. Eurasian’s staff in Scandinavia is retained on a consulting basis only, in order to keep costs low during times of inactivity.

  In the USA, gross expenditures decreased from $528,016 to $483,154 and recoveries increased from $43,061 to $97,625. The Americas continue to represent a potentially high value, low cost exploration venue coupled with a large list of prospective partners to conduct EMX’s business model. Despite tough market conditions, base-metal projects still appear to be sought after and BCE is in discussions with several groups regarding its properties. A major focus of BCE for the year will remain to partner available assets, reduce holding costs, and recover a portion of its burn.

  In Turkey, gross expenditures decreased by $121,028, while net expenditures increased by $132,706. In Q1 2015, the Akarca and Sisorta projects were being funded by EMX’s partners, however in 2016, both projects are 100% owned and funded by EMX while the Company looks for new partners. The Company continues to have its business activities in Turkey managed by Dama Engineering, a well-respected consultant and engineering firm in the Turkish mining community.

  In the Asia Pacific region, net expenditures for Q1 2016 totaled $33,977 compared to $152,667 in Q1 2016 as the Company operated under a reduced expenditure rate.

General and Administrative

General and administrative expenses (“G&A”) decreased by $80,471 from $950,108 to $869,637. G&A costs (before share-based payments) have decreased each year since 2012 and EMX continues to strive to find areas to further streamline and reduce the expenses of our business. Some items to note in the current period are:

  Share-based payments decreased from $45,794 to $13,731, with the difference being the result of a decrease in the accrual for costs related to incentive stock grants.

  Administrative and office expenses of $253,726 decreased slightly from Q1 2015 ($282,342). The Company has a corporate office in Vancouver which manages the finance, regulatory and administrative functions. It also has a regional office in Littleton, Colorado which supports the exploration, technical, investor relations and deal flow aspects of the business.

  Investor relations expenditures decreased by $50,796 to $27,818 in Q1 2016. The Company attends select industry trade shows and supports lines of communication to current and potential investors.

  Salaries and consultants increased by $41,538 to $402,964 from $361,426 mainly due to foreign exchange increases in the United States dollars (“USD”) compared to the Canadian dollar, which is our reporting currency.

Other

  The Company recognized a loss on foreign exchange of $354,027 compared to $40,949 in the comparable quarter due to the decrease in the USD to CAD exchange rate. The loss results from the Company holding USD denominated assets.

  The Company recognized a net loss on the sale and wind-up of certain exploration and evaluation assets and subsidiaries during Q1 2016 of $33,205 compared to a gain of $132,286 in the comparative quarter. The loss in the quarter related to the wind-up of operations related to Georgia, and the sale of the Company’s remainng Haitian interest.

  The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same CGU are impaired. The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. As result, the Company has written down the goodwill by $341,760 (Q1 2015 - $283,490).

  The Company recorded a deferred income tax recovery of $143,195 compared to $283,490 in Q1 2015, and a net decrease in deferred tax liabilities of $751,958 (Q1 2015 - $427,946). The net decrease in the deferred tax liability was a result of the deferred income tax recovery and a cumulative translation loss.

  The Company’s share of the net loss related to its 42.14% (2015 - 42.22%) equity investment in IG Copper for the three months ended March 31, 2016 was $197,600 (Q1 2015 - $173,613).

LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position at March 31, 2016 was $3,819,400 (March 31, 2015 - $5,787,109). The Company has continuing royalty revenues to fund a portion of ongoing costs. In order to fund exploration projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management will need additional sources of working capital to continue it’s currently planned programs, by issuing new shares or the sale of assets. The Company is not subject to externally imposed capital requirements. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets

Operating Activities

Cash used in operations was $2,336,289 for the three months ended March 31, 2016 (2015 - $2,052,861) and represents expenditures primarily on mineral property exploration and general and administrative expense for both periods, offset by royalty income received in the year.

Financing Activities

There were no financing activities during the current or comparative years.

Investing Activities

Some of the significant investment activities during the three months ended March 31, 2016 are:

-	The Company advanced US$200,000 to an associated company pursuant to a convertible loan agreement.
-	The Company received $90,936 in net proceeds from the purchase and sale of marketable securities.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

QUARTERLY INFORMATION

Fiscal quarter ended	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015

Royalty income	390,738	464,532	369,453	$412,577
Exploration expenditures	1,290,687	1,255,057	1,565,437	1,402,895
Exploration recoveries	(193,232)	(519,135)	(332,254)	(321,614)
Share-based payments	13,731	29,952	(3,949)	398,319
Ne tincome/(loss) for the period	(2,778,485)	313,947	(2,049,392)	(2,480,397)
Basic and diluted net income/(loss) per share	(0.04)	0.00	(0.03)	(0.03)

Fiscal quarter ended	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014

Royalty income	$362,991	$466,862	$558,091	$567,663
Exploration expenditures	1,725,413	1,493,796	1,929,346	2,814,437
Exploration recoveries	(411,124)	(185,924)	(609,039)	(1,651,157)
Share-based payments	45,794	70,740	80,984	826,935
Net loss for the period	(2,660,015)	(11,140,366)	(1,345,463)	(2,794,687)
Basic and diluted net loss per share	(0.04)	(0.15)	(0.02)	(0.04)

Factors that cause fluctuations in the Company’s quarterly results include royalty revenue, market price for gold, production on royalty properties, the timing of stock option and share grants, foreign exchange gains and losses related to the Company’s holding of United States dollar denominated working capital items, gains or losses on investments held in its portfolio, along with varying levels of operations activities on its exploration projects and due diligence undertaken on new prospects.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

		Share-based
For the three months ended March 31, 2016	Salary or Fees	Payments	Total
President, CEO and Director	$136,790	$-	$136,790
Chief Legal Officer	70,222	-	70,222
Directors (1)	38,236	-	38,236
Seabord Services Corp. (2)	89,400	-	89,400
Total	$334,648	$-	$334,648

		Share-based
For the three months ended March 31, 2015	Salary or Fees	Payments	Total
President, CEO and Director	$124,977	$-	$124,977
COO and Director(3)	299,060	-	299,060
Chief Legal Officer	58,279	4,860	63,139
Directors (1)	42,899	-	42,899
Seabord Services Corp. (2)	104,700	-	104,700
Total	$629,915	$4,860	$634,775

Related Party Assets and Liabilities	Service or Term	31-Mar-16	31-Dec-15
Amounts due from (to):
President, CEO and Director	Expense Reimbursement	$4,490	$3,467
Directors	Fees and Expense	20,694	25,079
		$25,184	$28,546

(1) Directors fees include US$5,000 per month paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.
(2) Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board.
(3) COO Salary or Fees includes $247,660 in severance payments.

Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting staff, administration staff and office space to Eurasian. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by Eurasian.

NEW ACCOUNTING PRONOUNCEMENTS

Accounting pronouncements not yet effective

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements.

The effective date for IFRS 9 is January 1, 2018. The Company is currently evaluating the impact that the final standard is expected to have on its consolidated financial statements.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"), which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue - Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at March 31, 2016, the Company had working capital of $3,819,400 (December 31, 2015 - $5,787,109). Management will need additional sources of working capital to continue it’s currently planned programs, by issuing new shares or the sale of assets. The Company is not subject to externally imposed capital requirements. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

  Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

  Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at March 31, 2016, there were no changes in the levels in comparison to December 31, 2014. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$3,816,228	$-	$-	$3,816,228
Restricted cash	252,915	-	-	252,915
Fair value through profit or loss investments	178,098	-	-	178,098
Strategic investments	246,667	-	-	246,667
Total	$4,493,908	$-	$-	$4,493,908

The carrying value of receivables, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams, recovery of exploration evaluation costs, and convertible promissory notes (Note 7).

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the March 31, 2016 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $45,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, Georgia, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities to foreign exchange risk as at March 31, 2016 is as follows:

Accounts	US dollars
Cash and cash equivalents	$3,033,590
Receivables	252,310
Convertible notes receivable	963,251
Accounts payable and accrued liabilities	(192,911)
Advances from joint venture partners	(99,276)
Net exposure	3,956,964
Canadian dollar equivalent	$5,130,797

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.

Based on the above net exposure as at March 31, 2016, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $513,000 in the Company’s pre-tax profit or loss.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.

a)      Royalty interest and related depletion
In accordance with the Company’s accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, the proportion of areas subject to royalty rights, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

b)      Goodwill
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property and equipment and royalty interests.

c)      Exploration and Evaluation Assets
Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of exploration and evaluation assets. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

d)      Taxation
The Company’s accounting policy for taxation requires management’s judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the statement of financial position.

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected offsetting tax losses are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

e)      Equity Investment
The Company records its interest in associated companies as equity investments. The Company has a minority position on the Boards of its associated companies, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

RISKS AND UNCERTAINTIES

Mineral Property Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in some of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off any previously capitalized costs related to that property.

The market prices for precious and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Revenue and Royalty Risks

Eurasian cannot predict future revenues or operating results of the area of mining activity. Management expects future revenues from the Carlin Trend Royalty Claim Block, including the Leeville royalty property in Nevada, to fluctuate depending on the level of future production and the price of gold. Specifically, there is a risk that the operator of the property, Newmont Mining Corporation (“Newmont”), will cease to operate in the Company’s area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by Eurasian.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, the severity of the impact on Eurasian’s ability to raise additional funds through equity issues.

Foreign Countries and Political Risks

The Company operates in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other nongovernmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which Eurasian operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Competition

The Company competes with many companies that have substantially greater financial and technical resources than it in the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on an investment in the Common Shares in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

Currency Risks

The Company’s equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or U.S. dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the U.S. dollar or local currencies could have an adverse impact on the amount of exploration funds available and work conducted.

Joint Venture and Exploration Funding Risk

Eurasian’s strategy is to seek exploration and joint venture partners through options and joint ventures to fund exploration and project development. The main risk of this strategy is that the funding parties may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether Eurasian can find another party or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labour disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of Eurasian’s properties. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of Eurasian, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. Eurasian has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licences, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on Eurasian, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring Eurasian’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Eurasian may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on Eurasian and its business and could result in Eurasian not meeting its business objectives.

Key Personnel Risk

Eurasian’s success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants. The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the corporation. Eurasian’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

U.S. investors in common shares should be aware that based on current business plans and financial expectations, Eurasian currently expects that it will be a passive foreign investment company (“PFIC”) for the year ending December 31, 2015 and expects to be a PFIC in future tax years. If Eurasian is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of Eurasian’s net capital gain and ordinary earnings for any year in which Eurasian is a PFIC, whether or not Eurasian distributes any amounts to its shareholders. For each tax year that Eurasian qualifies as a PFIC, Eurasian intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to Eurasian. Eurasian may elect to provide such information on its website www.EurasianMinerals.com.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the United States Securities and Exchange Commission (“SEC”), the British Columbia and Alberta Securities Commissions, the NYSE MKT and the TSX-V. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. The Company’s efforts to comply with the new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

The Company requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of March 31, 2016 and believes its disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. There have been no changes in the Company’s internal control over financial reporting that occurred during the three months ended March 31, 2016, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA

At May 12, 2016, the Company had 73,794,710 common shares issued and outstanding. There were also 5,120,500 stock options outstanding with expiry dates ranging from July 19, 2016 to June 8, 2020.